Exhibit 99.1

Alibaba Group Announces December Quarter 2022 Results

Hangzhou, China, February 23, 2023 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2022.

“We delivered a solid quarter despite softer demand, supply chain and logistics disruptions due to impact of changes in COVID-19 measures,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Looking ahead, we expect continued recovery in consumer sentiment and economic activity. We are focused on driving growth for our customers amid the competitive landscape, and creating sustainable, long-term value for our shareholders.”

“During the past quarter, we continued to improve operating efficiency and cost optimization that resulted in robust profit growth,” said Toby Xu, Chief Financial Officer of Alibaba Group. “Our net cash position remains strong and we continue to generate healthy cash flow. During the quarter ended December 31, 2022, we repurchased 45.4 million ADSs for approximately US$3.3 billion under our share repurchase program as part of our ongoing commitment to improve our shareholder return.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2022:

•	Revenue was RMB247,756 million (US$35,921 million), an increase of 2% year-over-year.

•	Income from operations was RMB35,031 million (US$5,079 million), an increase of 396% or RMB27,963 million year-over-year, primarily due to a RMB22,427 million decrease in impairment of goodwill in relation to Digital media and entertainment segment. We excluded impairment of goodwill from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, was RMB52,048 million (US$7,546 million), an increase of 16% year-over-year.

•	Net income attributable to ordinary shareholders was RMB46,815 million (US$6,788 million). Net income was RMB45,746 million (US$6,633 million), an increase of 138% or RMB26,522 million year-over-year, primarily due to a RMB22,427 million decrease in impairment of goodwill in relation to Digital media and entertainment segment. Non-GAAP net income was RMB49,932 million (US$7,239 million), an increase of 12% year-over-year.

•	Diluted earnings per ADS was RMB17.91 (US$2.60) and diluted earnings per share was RMB2.24 (US$0.32 or HK$2.51). Non-GAAP diluted earnings per ADS was RMB19.26 (US$2.79), an increase of 14% year-over-year and non-GAAP diluted earnings per share was RMB2.41 (US$0.35 or HK$2.70), an increase of 14% year-over-year.

•	Net cash provided by operating activities was RMB87,370 million (US$12,668 million), an increase of 9% compared to RMB80,366 million in the same quarter of 2021. Free cash flow, a non-GAAP measurement of liquidity, was RMB81,514 million (US$11,818 million), an increase of 15% compared to RMB71,022 million in the same quarter of 2021.

BUSINESS AND STRATEGIC UPDATES

China Commerce

China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale businesses including 1688.com.

For the quarter ended December 31, 2022, online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders, declined mid-single-digit year-over-year, mainly due to soft consumption demand and ongoing competition as well as a surge in COVID-19 cases in China that resulted in supply chain and logistics disruptions in December. The declining GMV was driven by weakening demand in fashion & accessories category, which was partially offset by accelerating growth for healthcare, pet care and fresh produce, as well as narrowing decline for consumer electronics category.

Taobao Deals, our value-for-money platform, continues to enrich product supply and enhance digital consumption experience for price sensitive consumers. Taobao Deals has continued to help an expanding base of manufacturers to sell directly to consumers (M2C) and, in the December quarter, paid GMV of M2C products grew more than 35% year-over-year on Taobao and Taobao Deals. Taocaicai continues to drive category penetration in high purchase frequency categories of groceries and fresh produce on our China retail marketplaces. During the quarter, both Taobao Deals and Taocaicai continued to narrow losses year-over-year by optimizing user acquisition and improving overall operating efficiency.

During the quarter ended December 31, 2022, our direct sales and others revenue grew 10% year-over-year to RMB74,421 million (US$10,790 million), primarily driven by strong revenue growth of Freshippo and Alibaba Health. Freshippo delivered double-digit same store sales growth and expanded its digital and physical footprints in targeted cities throughout China during the quarter. It also continued to strengthen its merchandising capability, improve delivery efficiency and enhance operations that contributed to higher gross margin and significant loss reduction year-over-year in the quarter. Benefitting from surging demand for medical and healthcare products due to COVID-19 resurgence in December, Alibaba Health achieved rapid year-over-year revenue growth during the quarter.

International Commerce

Our International commerce retail businesses include Lazada, AliExpress, Trendyol and Daraz. During the December quarter, the combined order growth of Lazada, AliExpress, Trendyol and Daraz was 3% year-over-year, primarily driven by the robust order growth of Trendyol.

During the quarter, the decline in AliExpress orders continued to narrow compared to prior quarters. AliExpress continues to improve consumer experience by strengthening its cross-border delivery capabilities in partnership with Cainiao. Cross-border delivery lead time has significantly improved in strategic countries.

In Southeast Asia, Lazada saw recovering order growth that was up slightly year-over-year. Lazada continues to improve monetization rate by offering more value-added services and to enhance operating efficiency. During the quarter, losses per order for Lazada continued to improve compared to the same period last year.

Trendyol delivered a robust year-over-year order growth in the December quarter that was driven by rapid growth of its local consumer service business and strong growth of its e-commerce business.

Local Consumer Services

Local consumer services segment includes "To-Home" and "To-Destination" businesses. For the quarter ended December 31, 2022, Local consumer services order volume growth was flat year-over-year. Segment losses continued to narrow driven by improving business efficiency of Ele.me.

To-Home

During the quarter, Ele.me continued to deliver positive GMV growth driven by higher average order value and improving year-over-year order growth that turned positive in the month of December. As COVID-19 restrictions eased in December 2022, Ele.me was able to adapt quickly to meet surging demands for groceries and medicine, and the robust growth of these non-restaurant orders with higher order value drove the increase in the overall average order value of Ele.me. For the quarter ended December 31, 2022, Ele.me's unit economics per order continued to be positive due to increased average order value as well as reduced delivery cost per order year-over-year.

To-Destination

In the quarter ended December 31, 2022, order volume of "To-Destination" businesses slowed in the month of December, which was negatively impacted by rising COVID-19 cases throughout China. In January 2023, as COVID-19 cases stabilized and travel demand improved, Amap saw recovering demand for its usage, and Fliggy’s outbound travel business grew rapidly as well.

Cainiao

In the quarter ended December 31, 2022, revenue from Cainiao, before inter-segment elimination, grew 17% year-over-year to RMB23,023 million (US$3,338 million) of which 72% was generated from external customers. Revenue from Cainiao, after inter-segment elimination, grew 27% year-over-year to RMB16,553 million (US$2,400 million), primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 to enhance customer experience, and international fulfillment solution services.

Cainiao continues to expand its international logistics network by strengthening its end-to-end logistics capabilities, including eHubs, line-haul, sorting centers and last-mile network. In the quarter ended December 31, 2022, Cainiao commenced operation of five new international sorting centers, bringing the number of overseas sorting centers in operation to fifteen.

In China, Cainiao continues to expand its door-step delivery services for our China commerce consumers. During the 11.11 Global Shopping Festival period, peak daily door-step deliveries exceeded 18 million, including those delivered directly to door or through Cainiao Post.

Cloud

Our Cloud segment comprises Alibaba Cloud and DingTalk. For the quarter ended December 31, 2022, total revenue from our Cloud segment before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB26,693 million (US$3,870 million). For the quarter ended December 31, 2022, revenue after inter-segment elimination grew 3% year-over-year to RMB20,179 million (US$2,925 million) mainly driven by healthy public cloud growth, partially offset by declining hybrid cloud revenue, as we continue to drive high-quality, recurring revenue growth.

During the quarter, after inter-segment elimination, revenue from non-Internet industries grew 9% year-over-year and contributed 53% of overall Cloud revenue. The non-Internet revenue growth was mainly driven by solid growth of revenue from financial services, education and automobile industries, which was partially offset by the decline in revenue from public services industry. Revenue from customers in the Internet industry declined by 4% year-over-year, mainly driven by declining revenue from the top Internet customer that has gradually stopped using our overseas cloud services for its international business, partially offset by improving demands from other customers in China’s Internet industry.

Alibaba Cloud continues to develop, expand and support our partners to better serve our enterprise customers. Highlights during the quarter ended December 31, 2022 include:

•	Data Centers and Hardware: In December 2022, Alibaba Cloud continues to ramp up its international presence and commenced operation of its third data center in Japan to support the growing cloud service demands from customers in the country. As we added new data centers in Saudi Arabia, Germany, Thailand, South Korea and Japan in 2022, Alibaba Cloud now offers computing services in 28 regions and 86 availability zones globally.

•	Public Cloud: Alibaba Cloud was recognized as a leader among the eleven Chinese public cloud providers evaluated in the Forrester report (The Forrester Wave™ Public Cloud Development and Infrastructure Platforms in China, Q4 2022) published in December 2022. Alibaba Cloud received the highest score in product offerings and product strategies.

Digital Media and Entertainment

In the December quarter, Youku’s daily average paying subscriber base increased 2% year-over-year, primarily driven by quality content and continued contribution from our 88VIP membership program. Youku continues to improve operating efficiency through disciplined investment in content and production capability, which resulted in narrowing of losses year-over-year for seven consecutive quarters.

Updates on ESG Initiatives

China Rural Village COVID-19 Relief Support

COVID-19 resurged in China towards the end of 2022, and we leveraged our digital, supply, and logistics capabilities to support a smooth recovery for those in need.

•	Alibaba Health: Alibaba Health launched 24-hour online consultations for patients. Alibaba Health also supported the timely delivery of medicines and medical supplies in more than 20 regions in different cities and provinces.

•	Oximeter donation: In January 2023, we cooperated with the China Social Entrepreneur Foundation and donated RMB125 million (US$18.1 million) through the Alibaba Foundation to procure two finger-clip oximeters for each of more than 600,000 village clinics. Cainiao shipped more than one million oximeters within four days. The initiative was completed before Chinese New Year and helped address the pain points of low level of medical care and resources in rural areas.

Türkiye Earthquake Emergency Relief

On February 6, 2023, two huge earthquakes struck Türkiye. We quickly established an emergency working group to monitor the safety of our employees in the region and delivered urgently needed supplies to support local disaster relief activities. Trendyol mobilized its resources to aid in disaster relief, including sourcing urgently needed supplies, leveraging its logistics capabilities to deliver to disaster-hit areas, and helping raise donations from the global community as part of the “Türkiye Earthquake Solidarity Campaign” to support NGOs providing disaster relief on the ground. Alibaba helped deliver winter supplies from China, including sleeping bags and outdoor jackets, to disaster victims in Türkiye, and helped build a digital disaster relief platform, which the Chinese Red Cross Foundation used to more effectively and efficiently coordinate Chinese organizations to participate in earthquake relief efforts.

Share Repurchases

During the quarter ended December 31, 2022, we repurchased 45.4 million ADSs (the equivalent of 363.3 million ordinary shares) for approximately US$3.3 billion under our share repurchase program. As of December 31, 2022, we had approximately 20.7 billion ordinary shares (the equivalent of 2.6 billion ADSs) outstanding, and approximately US$21.3 billion remaining under the current authorization, effective through March 2025.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2021	2022
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	242,580	247,756	35,921	2%

Income from operations	7,068	35,031	5,079	396	%(2)
Operating margin	3%	14%
Adjusted EBITDA(1)	51,364	59,162	8,578	15	%(3)
Adjusted EBITDA margin(1)	21%	24%
Adjusted EBITA(1)	44,822	52,048	7,546	16	%(3)
Adjusted EBITA margin(1)	18%	21%

Net income	19,224	45,746	6,633	138	%(4)
Net income attributable to ordinary shareholders(5)	27,692	46,815	6,788	69	%(4)
Non-GAAP net income(1)	44,624	49,932	7,239	12	%(3)

Diluted earnings per share(5) (6)	1.27	2.24	0.32	76	%(4) (7)
Diluted earnings per ADS(5) (6)	10.19	17.91	2.60	76	%(4) (7)
Non-GAAP diluted earnings per share(1) (6)	2.11	2.41	0.35	14	%(3) (7)
Non-GAAP diluted earnings per ADS(1) (6)	16.87	19.26	2.79	14	%(3) (7)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.
(2)	The year-over-year increase was primarily due to a RMB22,427 million decrease in impairment of goodwill in relation to Digital media and entertainment segment. We excluded impairment of goodwill from our non-GAAP measurements.
(3)	The year-over-year increase was primarily due to the narrowed adjusted EBITA losses of International commerce, Local consumer services and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA.
(4)	The year-over-year increase of net income was primarily due to a RMB22,427 million decrease in impairment of goodwill in relation to Digital media and entertainment segment, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the relevant attributions to noncontrolling interests.
(5)	As noted in our results announcement for the quarter and fiscal year ended March 31, 2022, which we announced on May 26, 2022, net income attributable to ordinary shareholders and earnings per share/ADS in the consolidated financial information for the three months and nine months ended December 31, 2021, which we announced on February 24, 2022, were understated. This understatement was due to a non-cash goodwill impairment charge that should have been partially attributed to noncontrolling interests but was fully recorded in net income attributable to ordinary shareholders. We have performed quantitative and qualitative assessments and concluded that the effect of the attribution was not material to the consolidated financial information for the three months and nine months ended December 31, 2021.The financial results for the three months and nine months ended December 31, 2021 as presented have been revised to reflect the above attribution (“Revised attribution to noncontrolling interests”).
(6)	Each ADS represents eight ordinary shares.
(7)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

DECEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2022
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	169,986	19,465	13,164	16,553	20,179	7,586	823	—	247,756	35,921
YoY% change	(1)%	18%	6%	27%	3%	(6)%	(20)%	N/A	2%

Income (Loss) from operations	53,127	(1,661)	(5,473)	(983)	(1,495)	(1,024)	(1,933)	(5,527)	35,031	5,079
Add: Share-based compensation expense	2,390	869	942	717	1,848	522	487	998	8,773	1,272
Add: Amortization and impairment of intangible assets	3,110	29	1,394	254	3	477	211	52	5,530	801
Add: Impairment of goodwill	—	—	—	—	—	—	—	2,714	2,714	394

Adjusted EBITA	58,627	(763)	(3,137)	(12)	356	(25)	(1,235)	(1,763)	52,048	7,546

Adjusted EBITA YoY% change(3)	1%	74%	38%	87%	166%	98%	23%	17%	16%
Adjusted EBITA margin	34%	(4)%	(24)%	(0)%	2%	(0)%	(150)%	N/A	21%

	Three months ended December 31, 2021
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	171,901	16,449	12,466	13,078	19,539	8,113	1,034	—	242,580

Income (Loss) from operations	54,558	(3,707)	(7,733)	(987)	(2,137)	(2,139)	(2,434)	(28,353)	7,068
Add: Share-based compensation expense	2,740	769	1,158	639	2,267	566	608	1,029	9,776
Add: Amortization of intangible assets	580	21	1,499	256	4	199	217	61	2,837
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141

Adjusted EBITA	57,878	(2,917)	(5,076)	(92)	134	(1,374)	(1,609)	(2,122)	44,822
Adjusted EBITA margin	34%	(18)%	(41)%	(1)%	1%	(17)%	(156)%	N/A	18%

	Nine months ended December 31, 2022
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	446,658	50,663	37,563	42,062	58,621	23,209	1,711	—	660,487	95,762
YoY% change	(1)%	8%	11%	22%	5%	(4)%	(30)%	N/A	2%

Income (Loss) from operations	135,662	(5,455)	(16,703)	(2,455)	(4,241)	(2,936)	(6,972)	(11,789)	85,111	12,340
Add: Share-based compensation expense	6,425	2,096	2,609	1,622	5,269	1,315	1,262	2,687	23,285	3,376
Add: Amortization and impairment of intangible assets	4,288	69	4,226	761	9	849	633	175	11,010	1,596
Add: Impairment of goodwill	—	—	—	—	—	—	—	2,714	2,714	394
Add: Equity-settled donation expense	—	—	—	—	—	—	—	511	511	74

Adjusted EBITA	146,375	(3,290)	(9,868)	(72)	1,037	(772)	(5,077)	(5,702)	122,631	17,780

Adjusted EBITA YoY% change(3)	(3)%	49%	40%	87%	19%	72%	(9)%	(2)%	7%
Adjusted EBITA margin	33%	(6)%	(26)%	(0)%	2%	(3)%	(297)%	N/A	19%

	Nine months ended December 31, 2021
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	451,501	46,743	33,920	34,525	55,597	24,267	2,457	—	649,010

Income (Loss) from operations	139,980	(8,737)	(24,214)	(2,839)	(5,765)	(4,849)	(6,697)	(33,958)	52,921
Add: Share-based compensation expense	7,980	2,233	3,035	1,481	6,623	1,515	1,775	3,066	27,708
Add: Amortization of intangible assets	2,237	76	4,655	805	12	610	245	176	8,816
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141

Adjusted EBITA	150,197	(6,428)	(16,524)	(553)	870	(2,724)	(4,677)	(5,575)	114,586
Adjusted EBITA margin	33%	(14)%	(49)%	(2)%	2%	(11)%	(190)%	N/A	18%

(1)	Beginning on October 1, 2022, we reclassified the results of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, to Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment, and the equity-settled donation expense related to the allotment of shares to a charitable trust, are presented as unallocated items in the segment information because our management does not consider these as part of the segment operating performance measure.
(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

DECEMBER QUARTER SEGMENT RESULTS

Revenue

Revenue for the quarter ended December 31, 2022 was RMB247,756 million (US$35,921 million), an increase of 2% compared to RMB242,580 million in the same quarter of 2021.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	100,089	41%	91,344	13,244	37%	(9)%
- Direct sales and others(1) (2)	67,581	28%	74,421	10,790	30%	10%
	167,670	69%	165,765	24,034	67%	(1)%
China commerce wholesale	4,231	2%	4,221	612	2%	(0)%
Total China commerce	171,901	71%	169,986	24,646	69%	(1)%

International commerce:
International commerce retail	11,606	5%	14,644	2,123	6%	26%
International commerce wholesale	4,843	2%	4,821	699	2%	(0)%
Total International commerce	16,449	7%	19,465	2,822	8%	18%

Local consumer services(1)	12,466	5%	13,164	1,909	5%	6%
Cainiao	13,078	5%	16,553	2,400	7%	27%
Cloud	19,539	8%	20,179	2,925	8%	3%
Digital media and entertainment	8,113	3%	7,586	1,100	3%	(6)%
Innovation initiatives and others	1,034	1%	823	119	0%	(20)%
Total	242,580	100%	247,756	35,921	100%	2%

(1)	Beginning on October 1, 2022, we reclassified the revenue of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, as revenue from Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.
(2)	Direct sales and others revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended December 31, 2022 was RMB165,765 million (US$24,034 million), a decrease of 1% compared to RMB167,670 million in the same quarter of 2021.

Customer management revenue decreased by 9% year-over-year, primarily due to the mid-single-digit decline of online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders year-over-year, which was mainly due to soft consumption demand and ongoing competition as well as a surge in COVID-19 cases in China that resulted in supply chain and logistics disruptions in December 2022.

Direct sales and others revenue under China commerce retail business in the quarter ended December 31, 2022 was RMB74,421 million (US$10,790 million), an increase of 10% compared to RMB67,581 million in the same quarter of 2021, primarily due to the revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2022 was RMB4,221 million (US$612 million), remained stable compared to RMB4,231 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

China commerce adjusted EBITA increased by 1% to RMB58,627 million (US$8,500 million) in the quarter ended December 31, 2022, compared to RMB57,878 million in the same quarter of 2021. The increase was primarily due to reduced losses of Taobao Deals, Freshippo and Taocaicai, partly offset by a decrease in profit from customer management services. Adjusted EBITA margin remained stable at 34% in the quarter ended December 31, 2022, as compared to the same quarter of 2021. During the quarter ended December 31, 2022, Taobao Deals significantly narrowed losses year-over-year, driven by optimized spending in user acquisition. Freshippo significantly narrowed losses year-over-year, mainly due to the improved gross margin and fulfillment efficiency. Taocaicai significantly narrowed losses year-over-year, driven by improving overall operating efficiency.

International Commerce

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended December 31, 2022 was RMB14,644 million (US$2,123 million), an increase of 26% compared to RMB11,606 million in the same quarter of 2021. The increase was primarily due to an increase in revenue contributed by Trendyol. The increase in revenue from Trendyol resulted from robust year-over-year order growth and more efficient use of subsidies.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended December 31, 2022 was RMB4,821 million (US$699 million), remained stable compared to RMB4,843 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB763 million (US$111 million) in the quarter ended December 31, 2022, compared to a loss of RMB2,917 million in the same quarter of 2021. The decrease in loss year-over-year was primarily due to the reduced losses from Trendyol and Lazada. The reduced loss from Trendyol is primarily due to revenue growth and enhanced operating efficiency. Continued narrowing of losses from Lazada was a result of continued improvement in monetization rate by offering more value-added services as well as enhanced operating efficiency.

Local Consumer Services

(i)	Segment revenue

Revenue from Local consumer services, which includes “To-Home” and “To-Destination” businesses such as Ele.me, Amap and Fliggy, was RMB13,164 million (US$1,909 million) in the quarter ended December 31, 2022, an increase of 6% compared to RMB12,466 million in the same quarter of 2021, primarily due to positive GMV growth of “To-Home” business driven by higher average order value of Ele.me.

(ii)	Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB3,137 million (US$455 million) in the quarter ended December 31, 2022, compared to a loss of RMB5,076 million in the same quarter of 2021, primarily due to the continued narrowing of loss from our “To-Home” business. Narrowing of loss from our “To-Home” business was driven by Ele.me’s improved unit economics per order, which was due to increased average order value and reduced delivery cost per order year-over-year.

Cainiao

(i)	Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB16,553 million (US$2,400 million) in the quarter ended December 31, 2022, an increase of 27% compared to RMB13,078 million in the same quarter of 2021, primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 whereby Cainiao takes on more responsibilities throughout the logistics process to better serve customers and enhance customer experience, as well as the increase in revenue from international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB23,023 million (US$3,338 million), an increase of 17% compared to RMB19,600 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Cainiao adjusted EBITA was a loss of RMB12 million (US$2 million) in the quarter ended December 31, 2022, compared to a loss of RMB92 million in the same quarter of 2021.

Cloud

(i)	Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB20,179 million (US$2,925 million) in the quarter ended December 31, 2022, an increase of 3% compared to RMB19,539 million in the same quarter of 2021. Year-over-year revenue growth of our Cloud segment reflected the revenue growth from non-Internet industries driven by solid growth of revenue from financial services, education and automobile industries, which was partially offset by the decline in revenue from public services industry.

Total revenue from our Cloud segment, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB26,693 million (US$3,870 million), an increase of 1% compared to RMB26,431 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Cloud adjusted EBITA, which comprises Alibaba Cloud and DingTalk, was RMB356 million (US$52 million) in the quarter ended December 31, 2022, compared to RMB134 million in the same quarter of 2021.

Digital Media and Entertainment

(i)	Segment revenue

Revenue from our Digital media and entertainment segment in the quarter ended December 31, 2022 was RMB7,586 million (US$1,100 million), a decrease of 6%, compared to RMB8,113 million in the same quarter of 2021, primarily due to the decrease in revenue from Alibaba Pictures.

(ii)	Segment adjusted EBITA

Digital media and entertainment adjusted EBITA in the quarter ended December 31, 2022 was a loss of RMB25 million (US$4 million), compared to a loss of RMB1,374 million in the same quarter of 2021, primarily due to the narrowing of loss from Youku driven by disciplined investment in content and production capability.

Innovation Initiatives and Others

(i)	Segment revenue

Revenue from Innovation initiatives and others was RMB823 million (US$119 million) in the quarter ended December 31, 2022, a decrease of 20% compared to RMB1,034 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Innovation initiatives and others adjusted EBITA in the quarter ended December 31, 2022 was a loss of RMB1,235 million (US$179 million), compared to a loss of RMB1,609 million in the same quarter of 2021.

DECEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2021		2022			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	146,658	61%	150,005	21,749	61%	0%
Product development expenses	15,705	6%	13,521	1,960	6%	0%
Sales and marketing expenses	36,706	15%	30,628	4,441	12%	(3)%
General and administrative expenses	8,465	4%	10,327	1,497	4%	0%
Amortization and impairment of intangible assets	2,837	1%	5,530	801	2%	1%
Impairment of goodwill	25,141	10%	2,714	394	1%	(9)%
Total costs and expenses	235,512	97%	212,725	30,842	86%	(11)%

Share-based compensation expense:
Cost of revenue	2,307	1%	1,660	241	1%	0%
Product development expenses	4,196	2%	3,755	544	2%	0%
Sales and marketing expenses	1,199	0%	1,081	157	0%	0%
General and administrative expenses	2,074	1%	2,277	330	1%	0%
Total share-based compensation expense	9,776	4%	8,773	1,272	4%	0%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	144,351	60%	148,345	21,508	60%	0%
Product development expenses	11,509	4%	9,766	1,416	4%	0%
Sales and marketing expenses	35,507	15%	29,547	4,284	12%	(3)%
General and administrative expenses	6,391	3%	8,050	1,167	3%	0%
Amortization and impairment of intangible assets	2,837	1%	5,530	801	2%	1%
Impairment of goodwill	25,141	10%	2,714	394	1%	(9)%
Total costs and expenses excluding share-based compensation expense	225,736	93%	203,952	29,570	82%	(11)%

Cost of revenue – Cost of revenue in the quarter ended December 31, 2022 was RMB150,005 million (US$21,749 million), or 61% of revenue, compared to RMB146,658 million, or 61% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 60% in the quarter ended December 31, 2022, as compared to the same quarter last year.

Product development expenses – Product development expenses in the quarter ended December 31, 2022 were RMB13,521 million (US$1,960 million), or 6% of revenue, compared to RMB15,705 million, or 6% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 4% in the quarter ended December 31, 2022, as compared to the same quarter last year.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended December 31, 2022 were RMB30,628 million (US$4,441 million), or 12% of revenue, compared to RMB36,706 million, or 15% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 15% in the quarter ended December 31, 2021 to 12% in the quarter ended December 31, 2022.

General and administrative expenses – General and administrative expenses in the quarter ended December 31, 2022 were RMB10,327 million (US$1,497 million), or 4% of revenue, compared to RMB8,465 million, or 4% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 3% in the quarter ended December 31, 2022, as compared to the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2022 was RMB8,773 million (US$1,272 million), compared to RMB9,776 million in the same quarter of 2021. Share-based compensation expense as a percentage of revenue remained stable at 4% in the quarter ended December 31, 2022, as compared to the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended December 31,
	2021		2022			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	7,874	3%	6,841	992	3%	(13)%
Ant Group share-based awards(2)	340	0%	354	51	0%	4%
Others(3)	1,562	1%	1,578	229	1%	1%
Total share-based compensation expense	9,776	4%	8,773	1,272	4%	(10)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended December 31, 2022 compared to the same quarter of 2021. This decrease is primarily due to the general decrease in the average fair market value of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended December 31, 2022 was RMB5,530 million (US$801 million), an increase of 95% from RMB2,837 million in the same quarter of 2021, primarily due to impairment losses of intangible assets recorded in the quarter ended December 31, 2022.

Impairment of goodwill - Impairment of goodwill in the quarter ended December 31, 2022 was RMB2,714 million (US$394 million), a decrease of 89% or RMB22,427 million, from RMB25,141 million in the same quarter of 2021. Impairment recorded in both years represents the amount by which the carrying value of certain reporting units within the Digital media and entertainment segment exceeds their fair value, based on an annual goodwill impairment assessment.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2022 was RMB35,031 million (US$5,079 million), or 14% of revenue, an increase of 396% or RMB27,963 million year-over-year, compared to RMB7,068 million, or 3% of revenue, in the same quarter of 2021. The year-over-year increase was primarily due to a RMB22,427 million decrease in impairment of goodwill in relation to Digital media and entertainment segment. Excluding the impairment of goodwill, income from operations would have increased by 17% year-over-year, from RMB32,209 million in the quarter ended December 31, 2021 to RMB37,745 million (US$5,473 million) in the quarter ended December 31, 2022.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 15% year-over-year to RMB59,162 million (US$8,578 million) in the quarter ended December 31, 2022, compared to RMB51,364 million in the same quarter of 2021. Adjusted EBITA increased 16% year-over-year to RMB52,048 million (US$7,546 million) in the quarter ended December 31, 2022, compared to RMB44,822 million in the same quarter of 2021. The year-over-year increase was primarily due to the narrowed adjusted EBITA losses of International commerce, Local consumer services and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and Adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “December Quarter Information by Segments” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2022 was RMB15,516 million (US$2,250 million), compared to RMB18,361 million in the same quarter of 2021. The year-over-year decrease was primarily due to a decrease in net gains arising from the changes in fair value of our equity investments, partly offset by the decrease in impairment losses on certain investments.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended December 31, 2022 was RMB1,462 million (US$212 million), compared to RMB5,083 million in the same quarter of 2021. The year-over-year decrease was primarily due to net exchange losses in the quarter ended December 31, 2022, compared to net exchange gains in the same quarter last year.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2022 were RMB3,820 million (US$554 million), compared to RMB9,553 million in the same quarter of 2021. The year-over-year decrease was mainly due to the deferred tax on basis differences arising from our equity method investees, which includes the reversal of deferred tax arising from dividend receivable from Ant Group.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 13% in the quarter ended December 31, 2022.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended December 31, 2022 was a loss of RMB893 million (US$129 million), compared to a loss of RMB549 million in the same quarter of 2021. Share of results of equity method investees in the quarter ended December 31, 2022 and the same quarter in the prior year consisted of the following:

	Three months ended December 31,
	2021	2022
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	5,811	1,005	146
- Others	(1,632)	(807)	(117)
Impairment loss	(3,577)	(132)	(19)
Others(1)	(1,151)	(959)	(139)
Total	(549)	(893)	(129)

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investments in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly due to decrease in the valuation of certain overseas equity investments, resulted from changes in capital market conditions.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2022 was RMB45,746 million (US$6,633 million), an increase of 138% or RMB26,522 million, compared to RMB19,224 million in the same quarter of 2021. The year-over-year increase was primarily due to a RMB22,427 million decrease in impairment of goodwill in relation to Digital media and entertainment segment.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, and certain other items, non-GAAP net income in the quarter ended December 31, 2022 was RMB49,932 million (US$7,239 million), an increase of 12% compared to RMB44,624 million in the same quarter of 2021. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2022 was RMB46,815 million (US$6,788 million), an increase of 69% compared to net income attributable to ordinary shareholders of RMB27,692 million in the same quarter of 2021 was primarily due to a decrease in impairment of goodwill in relation to Digital media and entertainment segment attributable to ordinary shareholders.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2022 was RMB17.91 (US$2.60), compared to diluted earnings per ADS of RMB10.19 in the same quarter in 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2022 was RMB19.26 (US$2.79), an increase of 14% compared to RMB16.87 in the same quarter of 2021.

Diluted earnings per share in the quarter ended December 31, 2022 was RMB2.24 (US$0.32 or HK$2.51), compared to diluted earnings per share of RMB1.27 in the same quarter of 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2022 was RMB2.41 (US$0.35 or HK$2.70), an increase of 14% compared to RMB2.11 in the same quarter of 2021.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of December 31, 2022, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB539,216 million (US$78,179 million), compared to RMB446,412 million as of March 31, 2022. Other treasury investments consist of fixed deposits and certificate of deposits with original maturities over one year. The increase in cash and cash equivalents, short-term investments and other treasury investments during the nine months ended December 31, 2022 was primarily due to free cash flow generated from operations of RMB139,396 million (US$20,211 million) and effect of exchange rate changes of RMB14,931 million (US$2,165 million) mainly due to the appreciation of the U.S. dollar against Renminbi, partly offset by cash used in repurchase of ordinary shares of RMB62,135 million (US$9,009 million).

Net cash from operating activities and free cash flow

In the quarter ended December 31, 2022, net cash provided by operating activities was RMB87,370 million (US$12,668 million), an increase of 9% compared to RMB80,366 million in the same quarter of 2021. Free cash flow, a non-GAAP measurement of liquidity, was RMB81,514 million (US$11,818 million), an increase of 15% compared to RMB71,022 million in the quarter ended December 31, 2021, mainly due to narrowing losses of certain businesses driven by improving operating efficiency, as well as the decrease in capital expenditures. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2022, net cash used in investing activities of RMB72,943 million (US$10,576 million) primarily reflected (i) an increase in short-term investments by RMB48,448 million (US$7,024 million), (ii) an increase in other treasury investments by RMB19,991 million (US$2,898 million), (iii) capital expenditures of RMB6,897 million (US$1,000 million), and (iv) cash outflow of RMB5,496 million (US$797 million) for investment and acquisition activities. These cash outflows were partially offset by cash inflow of RMB7,386 million (US$1,071 million) from disposal of investments.

Net cash used in financing activities

During the quarter ended December 31, 2022, net cash used in financing activities of RMB23,808 million (US$3,452 million) primarily reflected cash used in repurchase of ordinary shares of RMB24,455 million (US$3,546 million).

Employees

As of December 31, 2022, we had a total of 239,740 employees, compared to 243,903 as of September 30, 2022.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on Thursday, February 23, 2023.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10028049-efanhb.html

Chinese: https://s1.c-conf.com/diamondpass/10028050-dj6f7n.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10028049; Chinese conference PIN 10028050).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en-US/investor-relations on February 23, 2023 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts:

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.89327 to HK$1.00, the middle rate on December 30, 2022 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC, Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s businesses; Alibaba’s ability to maintain or grow its revenue or business, including expanding its international and cross border businesses and operations; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of anti-monopoly and anti-unfair competition, consumer protection, data security and privacy protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and, depreciation and impairment of property and equipment, operating lease cost relating to land use rights, impairment of goodwill as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments, equity-settled donation expense and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	242,580	247,756	35,921	649,010	660,487	95,762
Cost of revenue	(146,658)	(150,005)	(21,749)	(400,505)	(410,872)	(59,571)
Product development expenses	(15,705)	(13,521)	(1,960)	(44,521)	(42,864)	(6,215)
Sales and marketing expenses	(36,706)	(30,628)	(4,441)	(92,599)	(78,565)	(11,391)
General and administrative expenses	(8,465)	(10,327)	(1,497)	(24,507)	(29,351)	(4,255)
Amortization and impairment of intangible assets	(2,837)	(5,530)	(801)	(8,816)	(11,010)	(1,596)
Impairment of goodwill	(25,141)	(2,714)	(394)	(25,141)	(2,714)	(394)

Income from operations	7,068	35,031	5,079	52,921	85,111	12,340
Interest and investment income, net	18,361	15,516	2,250	21,006	(21,567)	(3,127)
Interest expense	(1,186)	(1,550)	(225)	(3,720)	(4,182)	(606)
Other income, net	5,083	1,462	212	8,903	4,515	654

Income before income tax and share of results of equity method investees	29,326	50,459	7,316	79,110	63,877	9,261
Income tax expenses	(9,553)	(3,820)	(554)	(24,736)	(11,791)	(1,709)
Share of results of equity method investees	(549)	(893)	(129)	11,062	(8,509)	(1,234)

Net income	19,224	45,746	6,633	65,436	43,577	6,318
Net loss attributable to noncontrolling interests(1)	8,585	1,167	169	12,929	5,562	806

Net income attributable to Alibaba Group Holding Limited(1)	27,809	46,913	6,802	78,365	49,139	7,124

Accretion of mezzanine equity	(117)	(98)	(14)	(165)	(146)	(21)
Net income attributable to ordinary shareholders(1)	27,692	46,815	6,788	78,200	48,993	7,103

Earnings per share attributable to ordinary shareholders(1) (2)
Basic	1.29	2.25	0.33	3.62	2.32	0.34
Diluted	1.27	2.24	0.32	3.58	2.31	0.33

Earnings per ADS attributable to ordinary shareholders(1) (2)
Basic	10.29	18.00	2.61	28.95	18.59	2.70
Diluted	10.19	17.91	2.60	28.62	18.49	2.68

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(2)
Basic	21,516	20,805		21,610	21,089
Diluted	21,716	20,912		21,849	21,190

(1)	The financial results for the three months and nine months ended December 31, 2021 as presented have been revised to reflect the Revised attribution to noncontrolling interests.
(2)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2022	2022
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,898	195,249	28,308
Short-term investments	256,514	315,990	45,814
Restricted cash and escrow receivables	37,455	40,188	5,827
Equity securities and other investments	8,673	7,974	1,156
Prepayments, receivables and other assets(1)	145,995	168,975	24,499
Total current assets	638,535	728,376	105,604

Equity securities and other investments	223,611	227,519	32,988
Prepayments, receivables and other assets	113,147	112,766	16,350
Investment in equity method investees	219,642	208,594	30,243
Property and equipment, net	171,806	177,796	25,778
Intangible assets, net	59,231	48,914	7,092
Goodwill	269,581	268,159	38,879
Total assets	1,695,553	1,772,124	256,934

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	8,841	6,700	971
Current unsecured senior notes	—	4,865	705
Income tax payable	21,753	18,825	2,729
Accrued expenses, accounts payable and other liabilities	271,460	293,666	42,578
Merchant deposits	14,747	25,493	3,696
Deferred revenue and customer advances	66,983	68,286	9,901
Total current liabilities	383,784	417,835	60,580

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2022	2022
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,490	3,548	514
Deferred tax liabilities	61,706	61,384	8,900
Non-current bank borrowings	38,244	49,858	7,229
Non-current unsecured senior notes	94,259	98,402	14,267
Other liabilities	31,877	31,314	4,540
Total liabilities	613,360	662,341	96,030

Commitments and contingencies

Mezzanine equity	9,655	9,654	1,400

Shareholders’ equity:
Ordinary shares	1	1	-
Additional paid-in capital	410,506	414,695	60,125
Treasury shares at cost	(2,221)	(29,026)	(4,209)
Subscription receivables	(46)	(50)	(7)
Statutory reserves	9,839	12,364	1,793
Accumulated other comprehensive loss	(33,157)	(7,300)	(1,058)
Retained earnings	563,557	585,270	84,856

Total shareholders’ equity	948,479	975,954	141,500
Noncontrolling interests	124,059	124,175	18,004

Total equity	1,072,538	1,100,129	159,504

Total liabilities, mezzanine equity and equity	1,695,553	1,772,124	256,934

(1)	Includes dividend from Ant Group in the amount of RMB3,945 million and RMB10,519 million (US$1,525 million) as of March 31, 2022, and December 31, 2022, respectively. Ant Group declared a dividend to its shareholders in March 2022 and December 2022, respectively following shareholder approval.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	80,366	87,370	12,668	149,799	168,351	24,409
Net cash used in investing activities	(33,790)	(72,943)	(10,576)	(111,338)	(108,698)	(15,760)
Net cash used in financing activities	(18,697)	(23,808)	(3,452)	(53,835)	(56,300)	(8,163)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(5,924)	(2,032)	(295)	(7,921)	4,731	686

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	21,955	(11,413)	(1,655)	(23,295)	8,084	1,172
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	311,219	246,850	35,790	356,469	227,353	32,963

Cash and cash equivalents, restricted cash and escrow receivables at end of period	333,174	235,437	34,135	333,174	235,437	34,135

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	19,224	45,746	6,633	65,436	43,577	6,318
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(18,361)	(15,516)	(2,250)	(21,006)	21,567	3,127
Interest expense	1,186	1,550	225	3,720	4,182	606
Other income, net	(5,083)	(1,462)	(212)	(8,903)	(4,515)	(654)
Income tax expenses	9,553	3,820	554	24,736	11,791	1,709
Share of results of equity method investees	549	893	129	(11,062)	8,509	1,234
Income from operations	7,068	35,031	5,079	52,921	85,111	12,340
Share-based compensation expense	9,776	8,773	1,272	27,708	23,285	3,376
Amortization and impairment of intangible assets	2,837	5,530	801	8,816	11,010	1,596
Impairment of goodwill	25,141	2,714	394	25,141	2,714	394
Equity-settled donation expense	-	-	-	-	511	74
Adjusted EBITA	44,822	52,048	7,546	114,586	122,631	17,780
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,542	7,114	1,032	20,246	20,956	3,038
Adjusted EBITDA	51,364	59,162	8,578	134,832	143,587	20,818

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	19,224	45,746	6,633	65,436	43,577	6,318
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	9,776	8,773	1,272	27,708	23,285	3,376
Amortization and impairment of intangible assets	2,837	5,530	801	8,816	11,010	1,596
Impairment of goodwill and investments	31,444	3,927	569	34,961	17,061	2,474
(Gain) Loss on deemed disposals/disposals/ revaluation of investments and others	(16,823)	(11,187)	(1,622)	(16,174)	25,661	3,720
Equity-settled donation expense	-	-	-	-	511	74
Tax effects (1)	(1,834)	(2,857)	(414)	(4,158)	(7,101)	(1,029)

Non-GAAP net income	44,624	49,932	7,239	116,589	114,004	16,529

(1)	Tax effects primarily comprise tax effects relating to share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic(1)	27,692	46,815	6,788	78,200	48,993	7,103
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(26)	(8)	(1)	(29)	(9)	(1)
Net income attributable to ordinary shareholders – diluted(1)	27,666	46,807	6,787	78,171	48,984	7,102
Non-GAAP adjustments to net income attributable to ordinary shareholders(2)	18,137	3,526	511	43,890	67,051	9,721

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	45,803	50,333	7,298	122,061	116,035	16,823

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(5)	21,716	20,912		21,849	21,190

Diluted earnings per share(1)(3)(5)	1.27	2.24	0.32	3.58	2.31	0.33

Non-GAAP diluted earnings per share(4)(5)	2.11	2.41	0.35	5.59	5.48	0.79

Diluted earnings per ADS(1)(3)(5)	10.19	17.91	2.60	28.62	18.49	2.68

Non-GAAP diluted earnings per ADS(4)(5)	16.87	19.26	2.79	44.69	43.80	6.35

(1)	The financial results for the three months and nine months ended December 31, 2021 as presented have been revised to reflect the Revised attribution to noncontrolling interests.
(2)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(5)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	80,366	87,370	12,668	149,799	168,351	24,409
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(9,253)	(5,793)	(840)	(32,827)	(27,860)	(4,039)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	—	—	—	(15)	(22)	(3)
Less: Changes in the consumer protection fund deposits	(91)	(63)	(10)	(3,013)	(1,073)	(156)

Free cash flow	71,022	81,514	11,818	113,944	139,396	20,211